Exhibit 99.2

First Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $84.2 million in 1Q23, compared to net revenues of $85.6 million for 1Q22, a decrease of 1.7% year-over-year. On a constant currency basis, net revenues increased 10.5% from 1Q22 to 1Q23, in line with previous preliminary results.

The slight decrease is mainly driven by the impact of the devaluation of some local currencies, particularly in Colombia of approximately $10.5 million, as well as increased prices in raw materials, supplier delivery delays which have led to backorders and a decrease in sales of the anesthetic’s portfolio.

Net revenue by strategic business segment is shown below:

U$ million	1Q23	%NR	1Q23*	1Q22	%NR	Δ%	Δ%*
CAN	9.6	11.4%	9.6	11.3	13.2%	-15.1%	-14.4%
CASAND	16.0	19.0%	16.4	12.6	14.7%	27.5%	30.2%
Diabetrics	4.1	4.8%	4.9	4.6	5.4%	-11.9%	6.3%
Nextgel	25.0	29.7%	27.8	25.3	29.6%	-1.5%	9.6%
Procaps Colombia	29.6	35.1%	36.0	31.9	37.2%	-7.2%	12.8%
Total Net Revenues	84.2	100.0%	94.6	85.6	100.0%	-1.7%	10.5%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $9.6 million in 1Q23, a decrease of 15.1% versus 1Q22, impacted mainly by a decrease in the OTC VitalCare in El Salvador. We reinforced our sales force in El Salvador, focusing on opening new distributors for the OTC market. On a constant currency basis, net revenues decreased 14.4% in the period.

The RX Clinical Specialties portfolio grew approximately 27% in 1Q23.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 16.0 million in 1Q23, an increase of 27.5% when compared to 1Q22, mainly due to the positive performance of new products launched in the regionand sales increase in the existing product portfolio. On a constant currency basis, net revenues increased by 30.2% in the quarter.

RX Farma portfolio grew 24%, RX Clinical Specialties grew 23%. OTC portfolio grew 24%.

Diabetrics

Diabetrics net revenues totaled $4.1 million, a decrease of 11.9% when compared with 1Q22, mainly impacted by currency devaluation of approximately $0.8 million.

On a constant currency basis, net revenues increased by 6.3%.

We have launched in El Salvador and Ecuador, and we recently received approval in Mexico to launch diabetrics products, which we expect to launch in 2023.

Nextgel

Net revenues for the Nextgel business segment were $25.0 million in 1Q23, a slight decrease of 1.5% versus 1Q22, impacted mainly by currency devaluation of approximately $2.8 million. On a constant currency basis, net revenues increased by 9.6%.

The constant currency quarter increase is mainly due to: (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations, (ii) the increase in sales of gummy products, (iii) an increase of sales from products with current partners, offset by the change of manufacturing site of dronabinol, the ongoing bioequivalence test for progesterone, and order phasing from some of our US clients that will have a positive effect in the second half of the year.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $29.6 million in 1Q23, a decrease of 7.2% versus 1Q22, impacted by the currency devaluation of approximately $6.4 million, and the slower pace of sales of the most relevant Clinical Specialties products for the ICU, due to higher than usual inventory cycles in the distributors resulting from less severe hospitalizations from Covid.

On a constant currency basis, net revenues increased by 12.8% from 2021 to 2022 due to the positive performance of RX Farma Procaps and OTC VitalCare business units, offset by the decrease in sales of the Clinical Specialties portfolio.

The RX Farma Procaps grew approximately 25% in sales in 1Q23 and the OTC VitalCare business unit grew approximately 23% in sales, primarily due to the demand increase of its leading brands in the market as well as the positive roll out of new products.

Gross Profit

Gross profit decreased 2.3%, to $46.1 million in 1Q23, compared to $47.1 million in 1Q22. On a constant currency basis, gross profit increased by 10.7%.

U$ million	1Q23	1Q22	Δ%
Net Revenues	84.2	85.6	-1.7%
COGS	(38.1)	(38.5)	-1.1%
Gross Profit	46.1	47.1	-2.3%
Gross Margin	54.7%	55.0%	-30.0 bps

Gross profit is negatively impacted by currency devaluation.

Gross margin was 54.7% in 1Q23 and gross margin for 2022 was 55.0%, a decrease of 30.0 bps compared to 1Q22, impacted mainly by lower net revenues.

Operating Expenses

Operating expenses totaled $38.8 million in 1Q23, a decrease of 1.9% versus 1Q22, mainly due to the decrease in administrative expenses benefitted by the roll out of the value creation initiatives.

SG&A totaled $42.8 million in 1Q23, a decrease of 4.3% versus 4Q21, representing 50.8% of total net revenues. On a constant currency basis, SG&A increased 6.4% in the quarter.

U$ million	1Q23	%NR	1Q22	%NR	Δ%
Sales and marketing expenses	(20.7)	24.6%	(20.2)	23.5%	2.5%
Administrative expenses	(22.1)	26.3%	(24.6)	28.7%	-9.9%
Other expenses	4.0	-4.7%	5.1	-6.0%	-22.8%
Total Operational Expenses	(38.8)	46.1%	(39.6)	46.2%	-1.9%

Sales and marketing expenses totaled $20.7 million in 1Q23, an increase of 2.5% versus 1Q22, mainly due to the return of events and commercial efforts COVID-19 pandemic continue to lessen, the efforts in CASAND to support top line growth, and the pre-operative expenses related to the West Palm Beach plant.

Administrative expenses totaled $22.1 million in 1Q23, a decrease of 9.9% versus 1Q22, mainly driven by the execution of the Value Creation Initiatives implemented from February 2023 onwards.

Other expenses are related mainly to the impact of exchange rate differences and the non-recurring severance payment related to the Value Creation Initiatives.

Financial Expenses

Net financial expenses totaled an income of $1.6 million in 1Q23, impacted by the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which is a non-cash item. Excluding this effect, net financial expenses totaled $9.5 million, mostly impacted by interest expense ($8.8 million in 2022).

U$ million	1Q23	1Q22	Δ%
Banking expenses and fees	(0.4)	(0.4)	1.4%
Others financial expenses	(0.3)	(0.1)	98.7%
Net fair value gain of warrants liabilities	3.9	1.7	128.3%
Net fair value gain of shares held in escrow	7.2	18.5	-61.1%
Interest expenses	(8.8)	(5.1)	72.6%
Net Financial Expenses	1.6	14.6	-88.7%

Net Income

Procaps reported net income of $11.1 million for 1Q23 and $16.4 million for 1Q22. Non-cash items totaled $11.2 million in 1Q23 compared to $20.2 million in 1Q22.

U$ million	1Q23	%NR	1Q22	%NR	Δ%
EBIT	7.2	8.6%	7.5	8.8%	-4.0%
Net Financial Expenses	1.6	2.0%	14.6	17.0%	-88.7%
EBT	8.9	10.6%	22.1	25.8%	-59.8%
Income Tax	(2.3)	-2.7%	(5.7)	-6.6%	n.a.
Net Income	6.6	7.9%	16.4	19.2%	-59.7%

Indebtedness

As of March 31, 2023, our total gross debt was $285.1 million, compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes in the amount of $115.0 million; other loans in the amount of $95.7 million and a syndicated loan in the amount of $38.6 million. Total gross debt is carried at an average cost of 8.5%.

Cash totaled $23.0 million as of March 31, 2023, impacted mainly by the increase in working capital to mitigate supply chain challenges, increased expenses for being a listed public company, and financing and M&A projects and expansion CAPEX to support future growth.

Total net debt as of March 31, 2023, totaled $262.1 million, of which approximately 47% consisted of short-term obligations. As of December 31, 2022, the Company was in breach of certain of the covenants included under its note purchase agreement, its syndicated loan agreement and an additional credit agreement. Although none of the lenders declared an event of default under the applicable agreements, these breaches could have resulted in the lenders requiring immediate repayment of the applicable indebtedness and as a result, the Company has classified the respective indebtedness to current liabilities as of March 31, 2023.

U$ million	1Q23	2022	1Q22
Short Term	135.1	257.5	99.7
Long Term	150.0	28.4	168.6
Gross Debt	285.1	285.9	268.3
Cash and cash equiv.	23.0	43.0	65.6
Net Debt	262.1	242.9	202.7

Capital Expenditures (“CAPEX”)

As of March 31, 2023, CAPEX totaled $4.9 million, comprised of $3.3 million of property, plant & equipment (“PP&E”) (3.9 % of net revenues) and $ 1.6 million of intangible CAPEX (1.9 % of net revenues).

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increase capacity to develop new products.

U$ million	1Q23%	NR	1Q22%	NR	Δ%
Intangible CAPEX	1.6	1.9%	1.8	2.1%	-13.4%
PP&E CAPEX	3.3	3.9%	2.2	2.6%	49.4%
Total CAPEX	4.9	5.8%	4.0	4.7%	20.9%

Cash Flow

Cash flow from operating activities during 2022 was $6.1 million, mainly impacted by changes in working capital particularly due to the increase in inventories, CAPEX and R&D investments.

U$ million	1Q23	1Q22	Δ%
Net Income	6.6	16.4	-59.7%
D&A	3.7	3.5	5.9%
Income Tax expenses	2.3	5.7	-60.2%
Finance expenses	(1.6)	(14.6)	-88.7%
Other adjustments	4.6	1.0	345.2%
Changes in working capital	(9.5)	(4.3)	122.1%
Cash from operations	6.1	7.8	-21.9%
Interest paid	(0.9)	(0.4)	108.5%
Income tax paid	(2.1)	(1.0)	99.7%
Operating Cash Flow	3.1	6.3	-50.9%
CAPEX and R&D investments	(5.0)	(4.2)	20.8%
Free Cash Flow	(1.9)	2.2	n.a.
Financing Cash Flow	(18.6)	(10.2)	20.8%
Increase (Decrease) in Cash	-20.5	-8.0	20.8%

Cash conversion cycle was 120 days ($135.6 million).

(days)	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Acounts receivables (DSO)	103	96	100	107	114	103
Inventories (DIO)	70	85	83	83.1	85.0	87.4
Accounts payable - suppliers (DPO)	75	78	76	78.8	79.2	70.4
Working Capital	98	103	107	111	120	120

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Portfolio Overview

Procaps’ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses certain metrics on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months ended March 31, 2023 using prior-period (three months ended March 31, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,913.49 per U.S. $1.00 and R$5.22990 per U.S. $1.00, respectively, for the three months ended March 31, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.